Filed Pursuant to Rule 424(b)(2)
Registration No. 333-120189

<u>**PROSPECTUS SUPPLEMENT**</u>

(To Prospectus Dated November 15, 2004)



4,000,000 Shares

Common Stock

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Charterhouse Equity Partners III, L.P. and CHEF Nominees Limited identified in this prospectus supplement and the accompanying prospectus together as the selling stockholders, are offering 4,000,000 shares of our common stock. We are not selling any shares of common stock under this prospectus supplement and the accompanying prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. Prior to this offering, the selling stockholders owned approximately 20.2% of our issued and outstanding common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "CCRN." The last reported sale price of our common stock on November 10, 2006 was $22.03 per share.

See "Risk Factors" beginning on page 11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter will purchase the shares from the selling stockholders at a price of $20.60 per share, resulting in aggregate proceeds of $82,400,000 to the selling stockholders. The shares may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the Nasdaq National Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

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The selling stockholders have granted to the underwriter the option to purchase up to an additional 600,000 shares of our common stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any.

The underwriter expects to deliver the shares against payment in New York, New York on November 17, 2006.

Citigroup

Prospectus Supplement dated November 13, 2006.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common stock being offered by the selling stockholders. The second part, the accompanying prospectus dated November 15, 2004, gives more general information about the common stock which may be sold by the selling stockholders. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.

Unless we indicate otherwise, references in this prospectus supplement to "Cross Country," "we," "our" and "us" are to Cross Country Healthcare, Inc. and its consolidated subsidiaries.

THE OFFERING

Common stock offered by the selling stockholders

4,000,000 shares.

Common stock to be outstanding immediately after the offering

32,015,023 shares.

Use of proceeds

We will not receive any proceeds from the sale of shares by the selling stockholders.

Nasdaq symbol

"CCRN".

The number of shares outstanding after the offering is based on the number of common shares outstanding as of November 9, 2006.

All of the shares of common stock in this offering are being sold by the selling stockholders. Prior to this offering, the selling stockholders owned approximately 20.2% of our issued and outstanding common stock.

Two members of our current board of directors were designated for nomination to the board by the selling stockholders. Under our stockholders' agreement, the selling stockholders had the right to designate two directors for nomination to our board of directors prior to this offering. After the offering, the number of directors the selling stockholders have the right to designate will decrease to one director. Both directors designated by the selling stockholders are expected to continue to serve the remainder of their terms as directors. See "Selling Stockholders."

Risk Factors

In considering whether to purchase our common stock, you should carefully consider all of the information that we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors beginning on page 11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and beginning on page 2 of the accompanying prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock covered by this prospectus supplement.

SELLING STOCKHOLDERS

The following table sets forth information as of November 9, 2006 with respect to common stock beneficially owned by the selling stockholders.

Name	Shares Beneficially Owned Prior to Offering (a)		Number of Shares Offered	Shares Beneficially Owned After Offering (a)	
	Number	Percent (b)		Number	Percent (b)
Charterhouse Equity Partners III, L.P.(c)	6,458,934	20.2%	3,997,502	2,461,432	7.7%
CHEF Nominees Limited	4,048	0.013%	2,498	1,550	0.005%

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(a) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons has the right to acquire them within 60 days after the date of this table. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days of the date of this table is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Additionally, the "Shares Beneficially Owned After Offering" column assumes that the over-allotment option has not been exercised.

(b) Percentage ownership calculations are based on 32,015,023 shares of common stock outstanding as of November 9, 2006.

(c) The general partner of Charterhouse Equity Partners III, L.P. is CHUSA Equity Investors III, L.P., whose general partner is CEP III, Inc., a wholly owned subsidiary of Charterhouse Group, Inc. ("Charterhouse"). Thomas C. Dircks, a director of Cross Country, is an executive officer and director of Charterhouse. C. Taylor Cole Jr., a director of Cross Country, is an executive officer of Charterhouse. Messrs. Dircks and Cole were designated by the selling stockholders for nomination to our board of directors pursuant to the right of the selling stockholders to make such designation under our stockholders agreement. After the offering, the number of directors the selling stockholders have the right to designate will decrease to one director. Messrs. Dircks and Cole are expected to continue to serve the remainder of their terms as directors.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated November 13, 2006, Citigroup Global Markets Inc., who we refer to as the underwriter, has agreed to purchase all of the shares offered hereby. The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if they purchase any of the shares.

The shares may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the Nasdaq National Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at prices related to such prevailing market prices or at negotiated prices.

The difference between the price at which the underwriter purchases shares from the selling stockholders and the price at which the underwriter resells such shares, which may include a commission equivalent of up to $0.05 per share, may be deemed underwriting compensation.

The expenses of this offering, not including any underwriting discount, are estimated to be $135,000 and are payable by us.

The selling stockholders have granted the underwriter an option, which may be exercised within 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 600,000 additional shares of common stock from the selling stockholders, to cover over-allotments, if any. If the underwriter exercises this option in whole or in part, the underwriter will be committed, subject to certain conditions, to purchase these additional shares of common stock, and the selling stockholders will be obligated to sell these additional shares to the underwriter. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock covered by this prospectus supplement. These additional shares will be sold by the underwriter on the same terms as those on which the shares offered by this prospectus supplement are being sold.

Our common stock is listed on the Nasdaq National Market under the symbol "CCRN."

The Company and the selling stockholders have agreed, subject to limited exceptions, that for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the underwriter, offer sell, contract, to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. The underwriter in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. See "Selling Stockholders."

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any short position by purchasing shares of common stock in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

The underwriter has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares may be made to the public in that Relevant Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

- to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

- in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement and the accompanying prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for Cross Country Healthcare, Inc. by Proskauer Rose LLP, New York, New York. Certain legal matters related to the offering will be passed upon for the selling stockholders by Proskauer Rose LLP, New York, New York. Certain legal matters related to the offering will be passed upon for the underwriter by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cross Country Healthcare, Inc. appearing in Cross Country Healthcare, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedule appearing therein), and Cross Country Healthcare, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows companies to "incorporate by reference" information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; our Proxy Statement on Schedule 14A filed with the SEC on April 11, 2006; our Quarterly Reports on From 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and our Current Reports on Form 8-K filed on April 10, 2006 and July 18, 2006; and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at the following address:

Cross Country Healthcare, Inc.
6551 Park of Commerce Boulevard, N.W.
Boca Raton, Florida 33487
(561) 998-2232

You should rely only on the information or representations provided in this prospectus supplement and the accompanying prospectus. We have authorized no one to provide you with different information. We are not making an offer of these shares of Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

PROSPECTUS

11,403,455 Shares



Common Stock

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This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the "shelf" registration process. It relates to the public offering, which is not being underwritten, of 11,403,455 shares of our common stock, $0.0001 par value per share ("Common Stock"), that are held by the selling stockholders identified on page 7 of this prospectus. We issued such shares to the selling stockholders in connection with our initial organization in July 1999 as well as in connection with our acquisition of TravCorps Corporation in December 1999. Neither the Company nor any members of management are issuing or selling any shares pursuant to this registration statement.

The selling stockholders may sell these shares from time to time directly or through agents or underwriters or dealers in the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" beginning on page 9. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our Common Stock is listed on the Nasdaq National Market under the symbol "CCRN." On November 1, 2004, the last reported sale price for our Common Stock on the Nasdaq National Market was $14.96 per share.

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Investing in our Common Stock involves significant risks. See "Risk Factors" beginning on page 2.

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We and the selling stockholders have agreed to certain indemnification arrangements. See the section entitled Plan of Distribution beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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November 15, 2004

TABLE OF CONTENTS

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You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of Common Stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or prospectus supplement.

OUR COMPANY

HEALTHCARE STAFFING

Nurse and Allied Health Staffing and Recruiting

We are a leading provider of travel nurse staffing services in the U.S. We also provide per diem nurse staffing and allied health professional staffing services. We market our healthcare staffing services to hospitals and healthcare facilities through our Cross Country Staffing organization and our Med-Staff subsidiary to provide our clients with fixed-term travel and flexible-term per diem staffing solutions. Cross Country Staffing provides clients with an integrated suite of solutions to optimize their workforce efficiencies while decreasing overall staffing costs that include technology, interview servicing, single source provider and vendor management capabilities. Med-Staff provides travel and per diem nurse staffing solutions to hospitals as well as to military hospitals and clinics. Our client base includes more than 3,000 hospitals and other healthcare providers across all 50 states. Our fees are paid directly by our clients rather than by government or other third-party payors. As a result, we have no direct exposure to Medicare or Medicaid reimbursements.

We provide credentialed nurses primarily for staffing assignments at public and private healthcare facilities, and for-profit and not-for-profit facilities located predominantly throughout the U.S. The vast majority of our assignments are at acute care hospitals, including teaching institutions, trauma centers and community hospitals located in major metropolitan areas. We also provide other healthcare professionals, which include operating room technicians, therapists, and other allied health professionals, such as radiology technicians, rehabilitation therapists and respiratory therapists, in a wide range of specialties.

We operate differentiated nurse recruiting brands consisting of Cross Country TravCorps, Med-Staff, NovaPro, Cross Country Local and Assignment America to recruit nurses and allied healthcare professionals on a domestic and international basis. We believe that these professionals are attracted to us because we offer them high levels of customer service, competitive compensation and benefits packages, as well as a wide range of diverse assignments at attractive locations primarily throughout the U.S.

Clinical Trials Staffing

Through our ClinForce brand, we provide clinical research professionals for in-sourced and out-sourced fixed-term contract assignments and permanent placement to many of the world's leading companies in the pharmaceutical, biotechnology, medical device, contract research organization and related clinical research organization clients in North America. Many of our research trials professionals are also registered nurses.

OTHER HUMAN CAPITAL MANAGEMENT SERVICES

Education and Training Services

Cross Country University provides continuing education programs to the healthcare industry. CCU holds one-day seminars, as well as national conferences, on topics relevant to nurses and other healthcare professionals.

Search and Recruitment

Cejka Search is a nationally recognized retained search organization providing physician search services and executive search services exclusively to the healthcare industry, including hospitals, pharmaceutical companies, insurance companies and physician groups.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this prospectus or any supplemental prospectus hereto or incorporated by reference in this prospectus, before purchasing any of our Common Stock.

Although demand for outsourced nurse staffing has declined from the historically high levels reached during the peak years of 2000 and 2001, industry dynamics are such that we are still unable to recruit enough nurses to meet our clients' demands for our nurse staffing services, limiting the potential growth of our nurse staffing business.

We rely significantly on our ability to attract, develop and retain nurses and other healthcare professionals who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of our healthcare staffing clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies, as well as actual and potential clients, some of which seek to fill positions with either regular or temporary employees. Currently, there is a shortage of qualified nurses in most areas of the United States and competition for nursing personnel is increasing. Although demand by our clients has slowed down, at this time we still do not have enough nurses to meet our clients' demands for our nurse staffing services. This shortage of nurses limits our ability to grow our nurse staffing business. Furthermore, we believe that the aging of the existing nurse population and lower enrollments in nursing schools will further exacerbate the existing nurse shortage.

Terrorist attacks or armed conflict could adversely affect our normal business activity and results of operations

In the aftermath of the terrorist attacks on September 11, 2001, we experienced a temporary interruption of normal business activity. Similar events in the future or armed conflicts involving the United States could result in additional temporary or longer-term interruptions of our normal business activity and our results of operations. Future terrorist attacks could also result in a disinclination of nurses to travel to staffing assignments by airplane or otherwise.

The costs of attracting and retaining qualified nurses and other healthcare professionals may rise more than we anticipate.

We compete with hospitals and other healthcare staffing companies for qualified nurses and other healthcare professionals. Because there is currently a shortage of qualified healthcare professionals, competition for these employees is intense. To induce healthcare professionals to sign on with them, our competitors may increase hourly wages or other benefits. If we do not raise wages or other benefits in response to such increases by our competitors, we could face difficulties attracting and retaining qualified healthcare professionals. In addition, if we raise wages in response to our competitors' wage increases and are unable to pass such cost increases on to our clients, our margins could decline.

Our costs of providing housing for nurses and other healthcare professionals may be higher than we anticipate and, as a result, our margins could decline.

At any given time we have several thousand apartments on lease throughout the U.S. Typically the length of an apartment lease is coterminous with the length of the assignment of the nurse or other healthcare professional. If the costs of renting apartments and furniture for our nurses and other healthcare professionals increase more than we anticipate and we are unable to pass such increases on to our clients, our margins may decline. To the extent the length of a nurse's housing lease exceeds the term of the nurse's staffing contract, we bear the risk that we will be obligated to pay rent for housing we do not use. To limit the costs of unutilized housing, we try to secure leases with term lengths that match the term lengths of our staffing contracts, typically 13 weeks. In some housing markets we have had, and believe we will continue to have, difficulty identifying short-term leases. If we cannot identify a sufficient number of appropriate short-term leases in regional markets, or, if for any reason, we are unable to efficiently utilize the apartments we do lease, we may be required to pay rent for unutilized housing or, to avoid such risk, we may forego otherwise profitable opportunities.

Our clients may terminate or not renew their staffing contracts with us.

Our travel staffing arrangements with clients are generally terminable upon 30 or 90 days' notice. We may have fixed costs, including housing costs, associated with terminated arrangements that we will be obligated to pay post-termination.

Our clinical trials staffing business is conducted under long-term contracts with individual clients that may conduct numerous clinical trials. Some of these long-term contracts are terminable by the clients without cause upon 30 to 60 days' notice.

Health systems may develop their own in-house staffing capabilities that may replace their need to outsource staffing to us.

Decreases in-patient admissions at our clients' facilities may adversely affect the profitability of our business.

The general level of in-patient admissions at our clients' facilities significantly affects demand for our temporary healthcare staffing services. When a hospital's admissions increase, temporary employees are often added before full-time employees are hired. As admissions decrease, clients may reduce their use of temporary employees before undertaking layoffs of their regular employees. We also may experience more competitive pricing pressure during periods of in-patient admissions downturn. In addition, if a trend emerges toward providing healthcare in alternative settings, as opposed to acute care hospitals, in-patient admissions at our clients' facilities could decline. This reduction in admissions could adversely affect the demand for our services and our profitability.

We are dependent on the proper functioning of our information systems.

Our company is dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations identify and match staffing resources and client assignments and perform billing and accounts receivable functions. Additionally, we rely on our information systems in managing our accounting and financial reporting. Our information systems are protected through physical and software safeguards and we have backup remote processing capabilities. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. In the event that critical information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could temporarily impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably, to bill for services efficiently and to maintain our accounting and financial reporting efficiently.

If regulations that apply to us change, we may face increased costs that reduce our revenue and profitability.

The temporary healthcare staffing industry is regulated in many states. In some states, firms such as our company must be registered to establish and advertise as a nurse-staffing agency or must qualify for an exemption from registration in those states. If we were to lose any required state licenses, we could be required to cease operating in those states. The introduction of new regulatory provisions could substantially raise the costs associated with hiring temporary employees. For example, some states could impose sales taxes or increase sales tax rates on temporary healthcare staffing services. These increased costs may not be able to be passed on to clients without a decrease in demand for temporary employees. In addition, if government regulations were implemented that limited the amounts we could charge for our services, our profitability could be adversely affected.

We are exposed to increased costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal control systems, and attestations of the effectiveness of these systems by our independent auditors. We are currently documenting and testing our internal control systems and procedures and considering improvements that may be necessary in order for us to comply with the requirements of Section 404 by the end of 2004. This process has required us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. In addition, the evaluation and attestation processes required by Section 404 are new and neither companies nor auditing firms have significant experience in testing or complying with these requirements. Accordingly, we may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation by our independent auditors. If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigation by regulatory authorities. Any such action could adversely affect our business and financial results.

Future changes in reimbursement trends could hamper our clients' ability to pay us.

While in most cases our fees are paid directly by our clients rather than by governmental or third-party payors, many of our clients are reimbursed under the federal Medicare program and state Medicaid programs for the services they provide. In recent years, federal and state governments have made significant changes in these programs that have reduced reimbursement rates. In addition, insurance companies and managed care organizations seek to control costs by requiring that healthcare providers, such as hospitals, discount their services in exchange for exclusive or preferred participation in their benefit plans. Future federal and state legislation or evolving commercial reimbursement trends may further reduce, or change conditions for, our clients' reimbursement. Limitations on reimbursement could reduce our clients' cash flows, hampering their ability to pay us.

Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

Our business strategy includes increasing our market share and presence in the temporary healthcare staffing industry and other human capital management services through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this could limit our ability to grow by acquisition or could raise the prices of acquisitions and make them less accretive to our earnings. In addition, restrictive covenants in our credit facility, including a covenant that requires us to obtain lender's approval for any acquisition over $25.0 million, may limit our ability to complete desirable acquisitions. If we are unable to secure necessary financing under our credit facility or otherwise, we may be unable to complete desirable acquisitions.

We may face difficulties integrating our acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

We continually evaluate opportunities to acquire healthcare staffing companies and other human capital management services companies that would complement or enhance our business and at times have preliminary acquisition discussions with some of these companies.

These acquisitions involve numerous risks, including:

- potential loss of key employees or clients of acquired companies;

- difficulties integrating acquired personnel and distinct cultures into our business;

- difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

- diversion of management attention from existing operations; and

- assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

We operate our business in a regulated industry and modifications, inaccurate interpretations or violations of any applicable statutory or regulatory requirements may result in material costs or penalties to our company and could reduce our revenues and earnings per share.

Our industry is subject to many complex federal and state laws and regulations related to, among other things, the validity of our foreign nurses working in the U.S., the licensure of professionals, the payment of our field employees (e.g., wage and hour laws, employment taxes and income tax withholdings, etc.) and the operations of our business generally. If we do not comply with the laws and regulations that are applicable to our business, we could incur civil and/or criminal penalties or be subject to equitable remedies.

Significant legal actions could subject us to substantial uninsured liabilities.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, negligent hiring, product liability or related legal theories. Our company may be subject to liability in such cases even if the contribution to the alleged injury was minimal. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary staffing personnel. In some instances, we are required to indemnify clients against some or all of these risks. A failure of any of our employees or personnel to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages.

A key component of our business is the credentialing process. Ultimately, any hospital or other health care provider is responsible for its own internal credentialing process, and the provider makes the hiring decision. Nevertheless, in many situations, the provider will be relying upon the reputation and screening process of our company. Errors in this process, or failure to detect a poor or incorrect history, could have a material effect on our reputation. In addition, we do not have access to all of the resources that are available to hospitals to check credentials.

To protect ourselves from the cost of these types of claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. Our coverage is, in part, self-insured. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage, we may be exposed to substantial liabilities.

If our insurance costs increase significantly, these incremental costs could negatively affect our financial results.

The costs related to obtaining and maintaining professional and general liability insurance and health insurance for healthcare providers has been increasing. If the cost of carrying this insurance continues to increase significantly, we will recognize an associated increase in costs, which may negatively affect our margins. This could have an adverse impact on our financial condition.

If we become subject to material liabilities under our self-insurance programs, our financial results may be adversely affected.

We provide workers compensation coverage through a program that is partially self-insured. In addition, we provide medical coverage to our employees through a partially self-insured preferred provider organization. A portion of our medical malpractice coverage is also through a partially self-insured program. If we become subject to substantial uninsured workers compensation, medical coverage or medical malpractice liabilities, our financial results may be adversely affected.

We are subject to litigation, which could result in substantial judgment or settlement costs.

The Company is a defendant in a purported class action captioned *Theodora Cossack, et. al. v. Cross Country TravCorps, Inc. and Cross Country Nurses, Inc.*, pending in the Superior Court of the State of California, Orange County, alleging, among other things, that the defendants failed to pay plaintiffs, and the class they purport to represent, properly under California law. Additionally, the Company, Joseph A. Boshart (President and CEO of the

Company and a director) and Emil Hensel (Chief Financial Officer of the Company and a director) are defendants in purported class actions pending in the United States District Court for the Southern District of Florida, alleging, among other things, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by, among other things, issuing public documents and statements that were materially false and misleading concerning the Company's business, operations and prospects which artificially inflated the price of the Company's Common Stock. Two related derivative suits have also been filed against our directors. The defense of these lawsuits may result in substantial costs and may divert management's attention and resources, which may seriously harm our business. In addition, an adverse determination or a substantial settlement could have a material adverse effect on our business, financial condition, results of operations, cash flow or future prospects.

Our indemnity from W. R. Grace, in connection with our acquisition of the assets of Cross Country Staffing, may be materially impaired by Grace's financial condition.

In connection with our acquisition from W. R. Grace & Co. ("Grace") of the assets of Cross Country Staffing, our predecessor, Grace agreed to indemnify us against damages arising out of the breach of certain representations or warranties of Grace, as well as against any liabilities retained by Grace. In March 2001, Grace filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. This bankruptcy filing could materially impair Grace's obligations to indemnify us.

Until the sale by certain selling stockholders of a significant portion of the shares offered by this prospectus, those selling stockholders will be able to substantially influence the outcome of all matters submitted to our stockholders for approval, regardless of the preferences of other stockholders.

Charterhouse Equity Partners III, ("CEP III"), CHEF Nominees Limited ("CHEF", and together with CEP III, the "CEP Investors") and investment funds affiliated with Morgan Stanley Dean Witter Capital Partners, IV, L.P. and Morgan Stanley Venture Partners III, L.P. (collectively, the "Morgan Stanely Funds") together own approximately 36% of our outstanding common stock. Accordingly, acting together, they will be able to substantially influence:

- the election of directors;

- management and policies; and

- the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

Currently, our Board of Directors is comprised of nine members, two of whom are designees of the CEP Investors and two of whom are designees of the Morgan Stanley Funds. Under our stockholders' agreement, the CEP Investors and the Morgan Stanley Funds each have the right to designate two directors for nomination to our board of directors. This number decreases (i) to one director for each group of investors if either the CEP Investors or the Morgan Stanley Funds reduce their respective ownership by more than 50% of their holdings prior to our initial public offering and (ii) to zero for each group of investors upon a reduction of ownership by more than 90% of their holdings prior to our initial public offering. Their interests may conflict with the interests of the other holders of Common Stock.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our Company, we may be unable to consummate a transaction that our stockholders consider favorable.

Our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), concerning our business, financial condition, results of operations, economic performance and financial condition. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as *"expects," "anticipates," "intends," "plans," "believes," "estimates"* and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under the preceding section entitled "Risk Factors."

USE OF PROCEEDS

Neither the Company nor any members of management will receive any proceeds from the sale of the shares of Common Stock by the selling stockholders. All net proceeds from the sale of the Common Stock covered by this prospectus will go to the selling stockholders upon the offer and sale of the shares. See "Plan of Distribution."

SELLING STOCKHOLDERS

The shares of Common Stock to be sold by the selling stockholders were acquired by them at various times in 1999. In connection with the issuance of the shares, we entered into a registration rights agreement, dated as of October 29, 1999. Pursuant to the registration rights agreement, the CEP Investors and the Morgan Stanley Funds may require us, on up to an aggregate of three occasions, to use our best efforts to file registration statements on Form S-1 or Form S-2 covering public sale of shares of common stock held by them. We have the right, under specified circumstances, to delay any registration required by up to 90 days on one occasion during any twelve month period. In addition, the selling stockholders are entitled to require us to register their shares on registrations that we initiate and we have granted the selling stockholders unlimited demand rights to cause us to file a registration statement on Form S-3. The registration statement is being filed pursuant to such agreement.

In addition, in connection with the issuance of the shares we entered into a stockholders agreement, dated as of October 29, 1999 and amended August 23, 2001. Under our stockholders agreement, the CEP Investors and the Morgan Stanley Funds each have the right to designate two directors for nomination to our board of directors. This number decreases (i) to one director for each group of investors if either the CEP Investors or the Morgan Stanley Funds reduce their respective ownership by more than 50% of their holdings prior to our initial public offering and (ii) to zero for each group of investors upon a reduction of ownership by more than 90% of their holdings prior to our initial public offering.

The table below sets forth, as of November 1, 2004 the following information regarding the selling stockholders:

- the names of the selling stockholders;

- the number of shares of our Common Stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is part; and

- the number of shares of our Common Stock that may be offered for resale by the selling stockholders pursuant to this prospectus.

We have prepared the table below based on information given to us by the selling stockholders on or prior to the date of this prospectus. However, any or all of the Common Stock listed below may be offered for sale with this prospectus by the selling stockholders from time to time. Accordingly, no estimate can be given as to the amount of Common Stock that will be held by the selling stockholders upon consummation of any sales. In addition, the selling stockholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us.

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock Being Offered
Charterhouse Equity Partners III, L.P.	7,008,590(a)(b)	7,008,590
Morgan Stanley Funds	4,390,473(a)(c)	4,390,473
CHEF Nominees Limited	4,392(a)	4,392

(a) Addresses are as follows: Charterhouse Equity Partners III, L.P. and CHEF Nominees Limited, 1105 North Market Street, Suite 1300, Wilmington, New Castle County, Delaware 19899; and Morgan Stanley Funds and affiliated entities, 1585 Broadway, New York, New York 10036.

(b) The general partner of CEP III is CHUSA Equity Investors III, L.P., whose general partner is CEP III, Inc., a wholly owned subsidiary of Charterhouse Group, Inc.

(c) Consists of 3,955,264 shares owned by Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and Morgan Stanley Dean Witter Capital Investors IV, L.P. (collectively, "MSDWCP") and 435,209 shares owned by Morgan Stanley Venture Partners III, L.P., the Morgan Stanley Venture Partners Entrepreneur Fund, L.P. and Morgan Stanley Venture Investors III, L.P. (collectively, "MSVP"). The general partner of MSDWCP is MSDW Capital Partners IV, LLC, the institutional managing member of which is MSDW Capital Partners IV, Inc., a wholly owned subsidiary of Morgan Stanley ("MSDW"). In September 2004, an affiliate of Metalmark Capital LLC, an independent private firm established by the former principals of Morgan Stanley Capital Partners, began managing MSDWCP. The general partner of MSVP is Morgan Stanley Venture Partners III, L.L.C., the institutional managing member of which is Morgan Stanley Venture Capital III, Inc., a wholly owned subsidiary of MSDW.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock covered by this prospectus on behalf of the selling stockholders. As used in this prospectus, "selling stockholder" includes the pledges, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The shares of Common Stock may be offered and sold from time to time by the selling stockholders.

The selling stockholders may sell the shares of Common Stock on The Nasdaq National Market, in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) varying, fixed or negotiated prices. The selling stockholders may sell some or all of the shares of Common Stock in one or more of the following ways:

- a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by such broker-dealer for its own account, including customary underwritten offerings;

- an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

- in privately negotiated transactions.

When selling the shares of Common Stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

- enter into transactions involving short sales of the shares of Common Stock by broker-dealers;

- sell shares of common stock short themselves and redeliver such shares to close out their short positions;

- enter into option or other types of transactions that require the selling stockholder to deliver shares of Common Stock to a broker-dealer, who will then resell or transfer of the shares of Common Stock under this prospectus; or

- loan or pledge the shares of Common Stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

In addition to selling their shares of Common Stock under this prospectus, the selling stockholders may transfer their shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling stockholders may also sell any shares of Common Stock that qualify for sale pursuant to Rule 144 under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may negotiate and pay broker-dealer commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. Any broker-dealers involved in the sale or resale of the shares of common stock may qualify as *"underwriters"* within the meaning of the Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. Any underwriters will be named in a prospectus supplement. We will pay all expenses incident to the offering and sale of the shares of Common Stock to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of Common Stock.

We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Under the registration rights agreement, we have agreed to indemnify the selling stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act. In return, the selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Proskauer Rose LLP, New York, New York, will pass on the validity of the issuance of the shares of Common Stock offered in this prospectus.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Our SEC filings are also available at the SEC's website at http://www.sec.gov.

Our Common Stock is listed on the Nasdaq National Market ("Nasdaq") and we are required to file reports, proxy statements and other information with Nasdaq. You may read any document we file with Nasdaq at the offices of the Nasdaq Stock Market, Inc. which is located at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

The SEC allows companies to "incorporate by reference" information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

3. Our Current Reports on Form 8-K filed January 9, 2004, January 27, 2004, February 20, 2004, February 24, 2004, April 8, 2004, May 11, 2004, May 18, 2004, July 2, 2004, August 11, 2004, September 9, 2004, September 24, 2004 and October 5, 2004 and November 4, 2004;

4. The description of our Common Stock contained in our Registration Statements on Form S-1 filed with the SEC on July 11, 2001 and February 27, 2002, including all amendments or reports filed for the purpose of updating this description; and

5. The description of our Common Stock contained in our prospectus filed pursuant to Rule 424(b) of the Securities Act with the SEC on October 25, 2001 and March 21, 2002.

You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at the following address:

> Cross Country Healthcare, Inc.
> 6551 Park of Commerce Boulevard, N.W.
> Boca Raton, Florida 33487
> (561) 998-2232

This prospectus is part of a registration statement we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these shares of Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

4,000,000 Shares



Common Stock

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PROSPECTUS SUPPLEMENT

November 13, 2006

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Citigroup